UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              GENESIS DIRECT, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  371935-10-7
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                           1400 Lake Hearn Drive, N.E.
                             Atlanta, Georgia 30319
                                 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 371935-10-7                                             Page 2 of 20
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Cox Gifts, Inc. f/k/a Carol Wright Gifts Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       OO (See Item 3)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             3,400,000; See Items 3-5
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                     0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       10.3%; See Items 3-5

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 371935-10-7                                             Page 3 of 20
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Target Media, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       OO (See Item 3)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             3,400,000; See Items 3-5
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                     0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       10.3%; See Items 3-5

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 371935-10-7                                             Page 4 of 20
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Investment Company, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       OO (See Item 3)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             3,400,000; See Items 3-5
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                     0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       10.3%; See Items 3-5

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 371935-10-7                                             Page 5 of 20
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Enterprises, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                       OO (See Item 3)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            3,400,000; See Items 3-5
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                     0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             3,400,000; See Items 3-5
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                               0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       10.3%; See Items 3-5

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 371935-10-7                                             Page 6 of 20
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Barbara Cox Anthony


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       OO (See Item 3)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S.A.


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             3,400,000; See Items 3-5
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                     0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       10.3%; See Items 3-5

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       OO (Trustee, See Item 2)


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 371935-10-7                                             Page 7 of 20
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Anne Cox Chambers


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       OO (See Item 3)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             3,400,000; See Items 3-5
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                     0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       3,400,000; See Items 3-5

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       10.3%; See Items 3-5

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       OO (Trustee, Dee Item 2)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

INTRODUCTION

     This Report on Schedule 13D (this "Report") relates to the acquisition of direct or indirect ownership of (i) an aggregate of 2,400,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Genesis Direct Inc., a Delaware corporation (the "Issuer" or the "Company"), pursuant to an Asset Purchase Agreement, dated as of August 5, 1998, as amended and attached hereto as Exhibits 10.1 and 10.2 (as amended, the "Asset Purchase Agreement"), among, inter alia, Carol Wright Gifts, Inc., n/k/a Cox Gifts, Inc., a Delaware corporation ("CGI"), Cox Target Media, Inc., a Delaware corporation and parent of CGI ("CTM"), and Genesis Direct Forty-Three, LLC, a Delaware limited liability company all of the membership interests of which are owned, directly or indirectly, by the Issuer ("Buyer"), and (ii) a convertible note, dated September 14, 1998 (the "Note" and collectively, with the Common Stock, the "Securities"), convertible into an aggregate of 1,000,000 shares of Issuer's Common Stock, by CGI, CTM, Cox Investment Company, Inc. ("CIC"), Cox Enterprises, Inc. ("CEI" and collectively with CGI, CTM and CIC, the "Cox Entities"), Barbara Cox Anthony ("Mrs. Anthony"), and Anne Cox Chambers ("Mrs. Chambers," and collectively with Mrs. Anthony and the Cox Entities, the "Reporting Persons").

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.           Security and Issuer.

     (a)  Common Stock
          (CUSIP No. 371935-10-7)

     (b)  Genesis Direct, Inc.
          100 Plaza Drive
          Secaucus, NJ 07094

ITEM 2.           Identity and Background.

     This Report is being filed jointly by the Reporting Persons. All of the Cox Entities are incorporated in the State of Delaware. The Cox Entities are principally involved in newspaper publishing, broadband communications including cable television, television and radio broadcasting, and automobile auctions. The principal office and business address of the Cox Entities is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. Mrs. Chambers and Mrs. Anthony are both United States citizens. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305 and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

     All of the Securities beneficially owned by the Reporting Persons are held of record by CGI. All of the issued and outstanding shares of capital stock of CGI are beneficially owned by CTM; all of the issued and outstanding shares of capital stock of CTM are beneficially owned by CIC; and all of the issued and outstanding shares of capital stock of CIC are beneficially owned by CEI.

     As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Mrs. Chambers has beneficial ownership of an aggregate of approximately 69.9% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Mrs. Anthony has beneficial ownership of an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Anthony and Mrs. Chambers together ultimately control CEI, and thereby indirectly exercise beneficial ownership over the shares reported in this Report.

     In summary, each of CGI, CTM, CIC, CEI, Mrs. Anthony and Mrs. Chambers may be deemed beneficial owners of the Securities. However, the filing of this Report shall not constitute an admission by any of the Reporting Persons that such parties are the beneficial owners of the Securities or that the Reporting Persons are acting as or otherwise constitute a "group" for purposes of Rule 13d-5.

     The following information concerning the directors and executive officers of the Cox Entities, (including Mrs. Chambers and Mrs. Anthony) is set forth on
Exhibit 99.1:

     (i)       name;
     (ii)      residence or business address; and
     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this Report none of the Cox Entities, any of their respective executive officers or directors, Mrs. Chambers or Mrs. Anthony has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this Report none of the Cox Entities, any of their respective executive officers or directors, Mrs. Chambers or Mrs. Anthony has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

ITEM 3.           Source and Amount of Funds or Other Consideration.

     CGI  is  acquiring  the  Securities  as  consideration   for  the  sale  of
substantially all of its assets pursuant to the Asset Purchase Agreement.

     The value of the assets used in directly acquiring the shares of Common Stock that are issued and outstanding and that are issuable on conversion of the
Note is set forth below:

     Acquiror                 Number of Shares of           Purchase Price
                             Common Stock directly            (in dollars)
                                owned or held

     CGI (1)                 3,400,000 (as converted)        $18,900,000.00

----------------------

     (1) As of September 14, 1998, the Closing Date of the transactions contemplated in the Asset Purchase Agreement, the value of the 2,400,000 shares of Common Stock of the Issuer was $6,150,000, based on a closing price of $2.56 per share of the Issuer's Common Stock. The face value of the Note is $12,750,000.

ITEM 4.           Purpose of Transaction.

     The  Reporting   Persons   acquired  the  Securities  for  the  purpose  of
investment.

     Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a "group" for purposes of Rule 13d-5, or that such "group" exists. Each of the Reporting Persons expressly disclaims the existence of, or membership in, any such "group."

     Except as otherwise disclosed in this Report, the Reporting Persons have not made any decision concerning their course of action with respect to the Securities. The Reporting Persons could decide, depending on market and other factors, to dispose of such shares of the Issuer's Common Stock beneficially owned by them, to acquire additional Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share their interest in the Issuer or to take any other available course of action (which could involve one or more of the types of transactions, or have one or more of the results described in the instructions to subparagraphs (a) through (j) of Item 4 of
Schedule 13D). In this regard, the Reporting Persons intend to continuously review their investment in the Issuer. In reaching any conclusion as to its future course of action, the Reporting Persons will take into consideration various factors, including without limitation the Issuer's business and financial condition and prospects, other developments concerning the Issuer, the Reporting Persons and other companies owned, operated or affiliated with the Reporting Persons, the effect of legal and regulatory requirements applicable to the Issuer and the Reporting Persons, other business opportunities available to the Reporting Persons, developments with respect to the businesses of the Reporting Persons, developments in the cable television and telecommunications industries generally, general economic conditions and stock market
conditions.munications industries generally, general economic conditions and stock market conditions.

     Except as set forth in this Report, none of the Reporting Persons nor any of their executive officers or directors, have any current plans or proposals which relate to or would result in any of the transactions described in the instructions to subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 29,719,585 shares of Common Stock outstanding, as reported by the Issuer to the Reporting Persons as of August 5, 1998, and 1,000,000 shares of Common Stock issuable on conversion of the Note) of shares of Common Stock, as converted, owned beneficially by the persons named in Item 2, but held of record by CGI, as of September 14, 1998:

     Reporting Person              Number of Shares of      Percentage of Shares
                                       Common Stock             of Common Stock
                                    Beneficially Owned       Beneficially Owned

          CGI                     3,400,000 (as converted)          10.3%

          CTM                     3,400,000 (as converted)          10.3%

          CIC                     3,400,000 (as converted)          10.3%

          CEI                     3,400,000 (as converted)          10.3%

          Mrs. Anthony            3,400,000 (as converted)          10.3%

          Mrs. Chambers           3,400,000 (as converted)          10.3%

     (b) Not applicable.

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D, but held of record by CGI, effected from July 28, 1998 through September 28, 1998, inclusive:

     Name of         Purchase      Number of Shares            Purchase Price
     Shareholder     Date             Purchased                  Per Share


     CGI             9/14/98          2,400,000                    $2.56

     CGI             9/14/98          1,000,000 (as converted)    $12.75

     All acquisitions of Common Stock were effected under the Asset Purchase Agreement.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons acquired the Securities under the Asset Purchase Agreement. Under Section 10 of the Asset Purchase Agreement, CGI has agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Issuer's Common Stock before November 4, 1998, without Issuer's prior written consent. In addition, the Issuer and CGI are parties to a Registration Rights Agreement, dated as of September 14, 1998 and attached hereto as Exhibit 10.3, by which the Issuer extended "piggyback" registration rights to CGI for the Common Stock issued to CGI under the Asset Purchase Agreement. Finally, under an Escrow Agreement among Buyer, CGI, and State Street Bank and Trust Company, as the escrow agent (the "Escrow Agent"), dated as of September 14, 1998, and attached hereto as Exhibit 10.4, CGI has placed 600,000 shares (the "Escrow Shares") of the Issuer's Common Stock received under the Asset Purchase Agreement in escrow to secure CGI's indemnification obligations, if any, under the Asset Purchase Agreement. The Escrow Shares shall be released to CGI, less any indemnification claims by Buyer, on December 14, 1999.

ITEM 7.           Material to be filed as Exhibits.

     Exhibit 10.1: Asset Purchase Agreement, dated as of August 5, 1998, by and among Buyer, CGI, and CTM (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, dated September 14, 1998, (file No. 024173) (the "8-K")).

     Exhibit 10.2: Amendment No. 1 to Asset Purchase Agreement, dated September 14, 1998 by and among Buyer, CGI and CTM (incorporated by reference to Exhibit 2.2 of the 8-K).

     Exhibit 10.3: Registration Rights Agreement by and between Genesis Direct, Inc.("GDI") and CGI, dated September 14, 1998 (incorporated by reference to Exhibit 2.1 of the 8-K).

     Exhibit 10.4: Escrow Agreement by and among Buyer, CGI and Escrow Agent (incorporated by reference to Exhibit 2.1 of the 8-K).

     Exhibit 10.5: Joint Filing Agreement, dated as of September 28, 1998, by and among the Cox Entities, Mrs. Chambers and Mrs. Anthony.

     Exhibit 10.6:  Power of Attorney to Andrew A. Merdek from Mrs. Chambers.

     Exhibit 99.1: Executive Officers and Directors of CGI, CTM, CIC and CEI (including Mrs. Chambers and Mrs. Anthony).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             COX ENTERPRISES, INC.




          9/28/98                            By:  /s/Andrew A. Merdek
  --------------------                            ----------------------
          Date                                    Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX INVESTMENT COMPANY, INC.



          9/28/98                            By:  /s/Andrew A. Merdek
  --------------------                            ----------------------
          Date                                    Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX TARGET MEDIA, INC.



          9/28/98                            By:  /s/Andrew A. Merdek
  --------------------                            ----------------------
          Date                                    Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             COX GIFTS, INC.,
                                             f/k/a CAROL WRIGHT GIFTS, INC.



          9/28/98                            By:  /s/Andrew A. Merdek
  --------------------                            ----------------------
          Date                                    Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                             Andrew A. Merdek for Anne Cox
                                             Chambers, as her Attorney-in-Fact


          9/28/98                            By:  /s/Andrew A. Merdek
  --------------------                            ----------------------
          Date                                    Andrew A. Merdek
                                                  Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          9/28/98                            By:  /s/Barbara Cox Anthony
  --------------------                            ----------------------
          Date                                    Barbara Cox Anthony

                                Index to Exhibits

     Exhibit 10.1: Asset Purchase Agreement, dated as of August 5, 1998, by and among Buyer, CGI, and CTM (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, dated September 14, 1998, (file No. 024173) (the "8-K")).

     Exhibit 10.2: Amendment No. 1 to Asset Purchase Agreement, dated September 14, 1998 by and among Buyer, CGI and CTM (incorporated by reference to Exhibit 2.2 of the 8-K).

     Exhibit 10.3: Registration Rights Agreement by and between Genesis Direct, Inc.("GDI") and CGI, dated September 14, 1998 (incorporated by reference to Exhibit 2.1 of the 8-K).

     Exhibit 10.4: Escrow Agreement by and among Buyer, CGI and Escrow Agent (incorporated by reference to Exhibit 2.1 of the 8-K).

     Exhibit 10.5: Joint Filing Agreement, dated as of September 28, 1998, by and among the Cox Entities, Mrs. Chambers and Mrs. Anthony.

     Exhibit 10.6:  Power of Attorney to Andrew A. Merdek from Mrs. Chambers.

     Exhibit 99.1: Executive Officers and Directors of CGI, CTM, CIC and CEI (including Mrs. Chambers and Mrs. Anthony).